EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First M&F Corporation
Kosciusko, Mississippi

We consent to incorporation by reference in the Registration Statement (No. 333-124050) on Form S-8 of First M&F Corporation of our report dated June 28, 2013, with respect to the statements of net assets available for benefits of Merchants and Farmers Bank Profit and Savings Plan as of December 31, 2012 and 2011 and the related statements of changes in net assets available for benefits for the years then ended and the supplemental schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2012, which report appears in the December 31, 2012, Annual Report on Form 11-K of Merchants and Farmers Bank Profit and Savings Plan.

BKD, LLP

Jackson, Mississippi
June 28, 2013